FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 7, 2019

1.         DATE, TIME AND PLACE: on May 7, 2019, at 12:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly made pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

4.         AGENDA: (i) Analysis and deliberation on the quarterly information for the period ended March 31, 2019, as well as the main operational indicators for the period; (ii) Analysis and deliberation on the management proposal for the issuance of shares within the scope of the Company's stock option program and the respective capital increase; and (iii) Analysis and deliberation, under the terms of the Policy for Related Party Transactions regarding the conclusion of Side Letter relative to the compensation for the provision of bail by the Company in a financial agreement entered into by Greenyellow.

5.         RESOLUTIONS: Following the opening of the meeting, the members of the Board of Directors examined the item on the Agenda and took the following resolution unanimously and without reservations:

5.1       Analysis and deliberation on the quarterly information for the period ended March 31, 2019, as well as the main operational indicators for the period: after presentation by Mr. Christophe Hidalgo, and in accordance with the recommendation of approval of the Audit Committee, the Board Members decided to approve the quarterly information for the period ended March 31, 2019 and authorized the Company's Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information hereby approved by referral to the Securities and Exchange Commission - CVM, the Securities Exchange Commission - SEC and B3 SA - Brasil, Bolsa, Balcão.;

5.2       Analysis and deliberation on the management proposal for the issuance of shares within the scope of the Company's stock option program and the respective capital increase: Messrs. members of the Board of Directors discussed: (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on  May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Compensation Plan”); and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015 and at the Annual and Special Shareholders’ Meeting held on April 25, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B3, B4 and B5 of the Compensation Plan, and to Series C3, C4 and C5 of the Stock Option Plan, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 70,366.99 (seventy thousand, three hundred and sixty-six reais and ninety-nine centavos), by issuance of 2,699 (two thousand, six hundred and ninety-nine) preferred shares, whereas:

(i)                      538 (five hundred and thirty-eight) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 5.38 (five reais and thirty-eight centavos), due to the exercise of options from Series B3;

(ii)                    742 (seven hundred and forty-two) preferred shares, at the issuance rate of R$ 37,21 (thirty-seven reais and twenty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 27,609.82 (twenty-seven thousand, six hundred and nine reais and eighty-two centavos), due to the exercise of options from Series C3;

(iii)                  392 (three hundred and ninety-two) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 3.92 (three reais and ninety-two centavos), due to the exercise of options from Series B4;

(iv)                  540 (five hundred and forty) preferred shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 30,661.20 (thirty thousand, six hundred and sixty-one reais and twenty centavos), due to the exercise of options from Series C4;

(v)                    294 (two hundred and ninety-four) preferred shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 2.94 (two reais and ninety-four centavos), due to the exercise of options from Series B5; and

(vi)                   193 (one hundred and ninety-three) preferred shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 12,083.73 (twelve thousand, eighty-three reais and seventy-three centavos), due to the exercise of options from Series C5.

According to the Company’s By-laws, such preferred shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing preferred shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 6,824,757,166.96 (six billion, eight hundred and twenty-four million, seven hundred and fifty-seven thousand, one hundred and sixty-six reais and ninety-six centavos) to R$ 6,824,827,533.95 (six billion, eight hundred and twenty-four million, eight hundred and twenty-seven thousand, five hundred and thirty-three reais and ninety-five centavos), fully subscribed and paid for, divided into 266,856,281 (two hundred and sixty-six million, eight hundred and fifty-six thousand, two hundred and eighty-one) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 167,176,430 (one hundred and sixty-seven million, one hundred and seventy-six thousand four hundred and thirty) of which are preferred shares.; and

5.3       Analysis and deliberation, under the terms of the Policy for Related Party Transactions regarding the conclusion of Side Letter relative to the compensation for the provision of bail by the Company in a financial agreement entered into by Greenyellow: Mr. Marcelo Acerbi presented details about a Side Letter between the Company and Greenyellow of Brasil Energia e Serviços Ltda. ("Greenyellow") relative to the compensation for the provision of bail in a financial agreement entered into by Greenyellow. Following discussions and considering the favorable recommendation of the Audit Committee with respect to the due observance of the procedures imposed by the Company's Related Party Transactions Policy, the Members of the Board of Directors resolved to approve the aforementioned Related Party transaction, requesting that the management proceed with the necessary procedures to conclude the relevant agreement.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, May 7, 2019. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Carlos Mario Giraldo Moreno, Jose Gabriel Loaiza Herrera, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Manfred Heinrich Gartz.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 7, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.